                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 6)


                            CLAYTON WILLIAMS ENERGY, INC.
                                   (Name of Issuer)

                             COMMON STOCK, $.10 PAR VALUE
                            (Title of Class of Securities)

                                      969490101
                                    (CUSIP Number)

                         CLAYTON W. WILLIAMS, JR., PRESIDENT
                            CLAYTON WILLIAMS ENERGY, INC.
                             SIX DESTA DRIVE, SUITE 6500
                                 MIDLAND, TEXAS 79705
                                    (915) 682-6324
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                  NOVEMBER 19, 1996
               (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement _____. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 969490101                   13D                 Page  2  of  14 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Clayton W. Williams, Jr.  S.S. No. ###-##-####

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Texas
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              278,785
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power            3,993,878
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              283,464
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power            3,989,199
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                      4,272,663
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                          48.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 969490101                   13D                 Page  3  of  14 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Clayton Williams Partnership, Ltd.  Tax ID No. 75-2477608

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
       WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Texas
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power          3,972,009
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power          3,972,009
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                         3,972,009
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                         45.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                         PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 969490101                   13D                 Page  4 of  14 Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Clajon Holding Corporation Tax ID No. 75-1776495

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power          3,972,009
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power          3,972,009
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                         3,972,009
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                         45.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                         CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 969490101                   13D                 Page  5 of  14 Pages
          ---------                                            ---    ---
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     CWPLCO. Inc. - Tax ID No. 75-2570358

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power          3,972,009
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power          3,972,009
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                         3,972,009
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                         45.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                         CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    INTRODUCTION.

    The following is an amendment to and restatement of that certain Schedule 13D filed by the Reporting Persons (as defined below) or their predecessors on:

    Original Schedule 13D - June 4, 1993
    Amendment 1 - September 2, 1993
    Amendment 2 - January 12, 1994
    Amendment 3 - April 3, 1995
    Amendment 4 - October 19, 1995
    Amendment 5 - May 1, 1996

(the "Original 13D, as amended").

    ITEM 1.  SECURITY AND ISSUER.

    This statement relates to the Common Stock, $.10 par value (the "Common Stock"), of Clayton Williams Energy, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Six Desta Drive, Suite 6500, Midland, Texas 79705.

    ITEM 2.  IDENTITY AND BACKGROUND.

    The reporting persons filing this statement are Clayton W. Williams, Jr. ("Mr. Williams"), Clayton Williams Partnership, Ltd. ("Williams Partnership"), Clajon Holding Corporation ("Holdings") and CWPLCO, Inc. ("CWPLCO").

    The business address of Mr. Williams is Six Desta Drive, Suite 3000, Midland, Texas 79705, and Mr. William's principal occupation is as Chairman of the Board, President and Chief Executive Officer of the Issuer, which is engaged in the business of oil and gas exploration, development and transportation. Mr. Williams is also a beneficial stockholder, director and officer of Holdings, CWPLCO (the sole general partner of Williams Partnership) and certain affiliated companies which are engaged in a variety of businesses, including without limitation, oil and gas exploration and development, real estate, ranching, and related activities. Mr. Williams is a citizen of the United States and has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Williams Partnership is a limited partnership organized under the laws of the State of Texas, and the address of its principal business and principal office is Six Desta Drive, Suite 1100, Midland, Texas 79705. Williams Partnership's general business is the acquisition and development of oil and gas properties.

    Holdings is a corporation organized under the laws of the State of Delaware, and the address of its principal business and principal office is Six Desta Drive, Suite 1100, Midland, Texas 79705. The principal business of Holdings is the ownership of equity interests of various entities affiliated with Mr. Williams. Holdings is a reporting person on this statement solely as a result of its indirect beneficial ownership of Common Stock owned of record by CWPLCO, which is a wholly owned subsidiary of Holdings.

    CWPLCO is a corporation organized under the laws of the State of Delaware, and the address of its principal business and principal office is Six Desta Drive, Suite 1100, Midland, Texas 79705. The principal business of CWPLCO is serving as the sole general partner of Williams Partnership. CWPLCO is a wholly owned subsidiary of Holdings.

    Williams Partnership, Holdings, and CWPLCO have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    With respect to instruction C of the General Instructions to Schedule 13D, the following information is provided for the natural persons in response to items (a) through (f) of Item 2 of Schedule 13D:

    1. (a) L. Paul Latham - Director and Vice President of each of Holdings and CWPLCO.
         (b)  Six Desta Drive, Suite 6500, Midland, Texas 79705
         (c) Director, Executive Vice President and Chief Operating Officer of the Issuer and a Director and/or employee of certain entities affiliated with Mr. Williams.
         (d)  No.
         (e)  No.
         (f)  United States

    2.   (a)  T. Mark Tisdale - Secretary of each of Holdings and CWPLCO.
         (b)  Six Desta Drive, Suite 6500, Midland, Texas 79705.
         (c) Vice President and General Counsel of the Issuer and an officer and/or employee of certain other entities affiliated with Mr. Williams.
         (d)  No.
         (e)  No.
         (f)  United States.

    3.   (a)  Mel G. Riggs - Treasurer of Holdings and CWPLCO.
         (b)  Six Desta Drive, Suite 6500, Midland, Texas 79705.
         (c) Senior Vice President - Finance, Secretary, Treasurer, Chief Financial Officer and Director of the Issuer.
         (d)  No.
         (e)  No.
         (f)  United States.

    ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Williams Partnership acquired 2,845,341 shares of the Common Stock as a result of Williams Partnership's ownership of equity interests of Clayton Williams Energy, L.L.C. ("Williams Limited"), which were merged into the Issuer and the equity interests of which were converted into shares of Common Stock. The value of the equity interests of Williams Limited owned by Williams Partnership was determined by the Board of Directors of the Issuer to be adequate and sufficient consideration for the issuance of the 2,845,341 shares of Common Stock to Williams Partnership. Immediately after acquiring such shares, Williams Partnership sold 325,000 shares of Common Stock through a public offering of the Common Stock conducted by the Issuer pursuant to a Registration Statement on Form S-1 (Registration No. 33-43350) filed with the Securities and Exchange Commission. A copy of the Prospectus related to said public offering has been filed as Exhibit 7.1 to the Original 13D, as amended (the "Prospectus").

    Holdings acquired 354,659 shares of the Common Stock as a result of Holdings' ownership of equity interests in Prospectors Gas Ltd. ("Prospectors"), the assets of which were transferred to the Issuer in exchange for shares of the Common Stock, and in Williams Limited, in a manner similar to that described above with respect to Williams Partnership. The value of the assets of Prospectors attributable to the equity interests of Prospectors and the equity interests of Williams Limited owned by Holdings was determined by the Board of Directors of the Issuer to be adequate and sufficient for the issuance to Holdings of 354,659 shares of Common stock.

    The transactions described above are more fully described in and consummated pursuant to that certain Consolidation Agreement has been filed as
Exhibit 7.2 to the Original 13D, as amended (the "Consolidation Agreement").

    On or about March 23, 1995, CWPLCO acquired 354,659 shares of Common Stock from Holdings (constituting all of the shares of Common Stock owned of record by Holdings) in a parent to subsidiary intercompany transaction. Immediately thereafter, Williams Partnership acquired 323,999 shares of Common Stock from CWPLCO in exchange for additional general partnership interests in Williams Partnership. The Board of Directors of CWPLCO determined that the value of the additional general partnership interests were adequate and sufficient consideration for the transfer of the 323,999 shares of Common Stock to Williams Partnership.

    Mr. Williams has directly acquired a total of 209,725 shares of Common
Stock in various cash purchases on the open market, through cash contributions to the Issuer's 401(k) Plan and Trust, and in lieu of cash payment of all or a portion of his salary under the Executive Incentive Stock Compensation Plan, and continues to receive shares under that Plan.

    On or about October 9, 1995, certain of the Reporting Persons and the other persons identified in Item 2 acquired shares of Common Stock in an offering by Issuer of subscription rights to existing stockholders of Issuer for a purchase price of $2.44 a share (the "Rights Offering"), which terminated on September 25, 1995, as follows:

    Name                       Shares Acquired
    ----                       ---------------
    Mr. Williams                       22,989*
    Williams Partnership              846,900
    CWPLCO                            255,024
    L. Paul Latham                        583
    Mel G. Riggs                          572
    T. Mark Tisdale                       559

------------
* Includes all acquired shares beneficially owned, directly and indirectly, by Mr. Williams, except for shares acquired by Williams Partnership and CWPLCO.

    Williams Partnership acquired 200,000 shares of the Common Stock for cash in a secondary offering of the Common Stock conducted by the Issuer pursuant to a Registration Statement on Form S-2 (Registration No. 333-13441) filed with the Securities and Exchange Commission. A copy of the Prospectus related to said public offering is incorporated herein by reference as Exhibit 7.9. The total purchase price for such shares was $2,600,000 and was financed by a loan from Bank One, Texas, N.A. to Williams Partnership pursuant to that certain Loan Agreement attached hereto as Exhibit 7.12.

    ITEM 4.  PURPOSE OF TRANSACTION.

    The purpose of the acquisitions of the shares of Common Stock described in
Item 3, above, by Williams Partnership, Holdings and CWPLCO was to retain a controlling interest in the Issuer, to minmize the possible dilution which might have resulted from the rights offering and the secondary offering and to pay Mr. Williams' salary.

    The transactions between Holdings, CWPLCO and Williams Partnership described in Item 3 above were accomplished in connection with a reorganization of several entities affiliated with Mr. Williams, not including the Issuer. These transactions do not modify the controlling interest in the Issuer held by Mr. Williams and his affiliates.

    Mr. Williams and certain of the other natural persons identified in Item 2 hereof may be granted rights and options to acquire additional shares of Common Stock through certain stock option and compensation plans which have been adopted by the Issuer, copies of which have been filed as Exhibits 7.3, 7.4 and
7.7 to the Original 13D as amended, for the purposes expressed in those plans.

    From time to time in the future, Mr. Williams, Williams Partnership and Holdings, and their respective affiliates, partners, officers, directors and shareholders, may acquire, by purchase or otherwise, shares of Common Stock.

    ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

    (a) The aggregate number of shares of Common Stock beneficially owned, through shared control of voting and disposition, by the group consisting of Mr. Williams, Williams Partnership, Holdings, and CWPLCO is 3,972,009 shares, which constitutes 45.4% of the issued and outstanding shares of Common Stock. Those 3,972,009 shares are owned of record by Williams Partnership (3,686,325 shares, 42.1%) and CWPLCO (285,684 shares, 3.3%). Additionally, Mr. Williams beneficially owns an additional 300,654 shares of Common Stock, including 24,305 shares which Mr. Williams has the right to acquire within sixty days hereof through the exercise of stock options. Therefore, Mr. Williams' total beneficial ownership is 4,272,663 shares of Common Stock, constituting approximately 48.7% of the total deemed outstanding shares of Common Stock (determined as if the shares which Mr. Williams has the right to acquire within sixty days are outstanding).

              The aggregate number of shares of Common Stock beneficially owned by each of the other persons named in Item 2 is as follows:
         (1) L. Paul Latham, 12,661 shares, including 9,766 shares which
         Mr. Latham has the right to acquire beneficial ownership within sixty days hereof through the exercise of stock options; (2) T. Mark Tisdale, 6,180 shares, including 3,150 shares which Mr. Tisdale has the right to acquire beneficial ownership within sixty days hereof through the exercise of stock options; (3) Mel G. Riggs, 11,437 shares, including 7,203 shares which Mr. Riggs has the right to acquire within sixty days hereof through the exercise of stock options. The number of shares beneficially owned by each of these three persons, taken individually or as a whole, constitute less than 1% of the total issued and outstanding shares of Common Stock.

    (b) Mr. Williams, Williams Partnership, Holdings and CWPLCO share the power to vote or to direct the vote and the power to dispose or direct the disposition of all of the 3,972,009 shares of Common Stock beneficially held by them as a group as described in paragraph (a) of this Item 5. With respect to the 300,654 additional shares of Common Stock which Mr. Williams beneficially owns or has the right to acquire, as described in paragraph (a) of this Item 5, Mr. Williams has sole power to vote and sole power to dispose of 278,785 of those shares and the sole power to dispose of an additional 4,679 of those shares (the power to vote these 4,679 shares is held by the trustee of the Issuer's 401(k) Plan and Trust). The remaining 17,190 shares are beneficially owned by Mr. Williams through his spouse and children residing with him, and he shares the power to vote and the power to dispose of those shares. Each of the other persons identified in paragraph (a) of this Item 5 have the sole power to vote and the sole power to dispose of all of the shares beneficially owned by each of them as described in paragraph (a) of this Item 5.

    (c) Williams Partnership acquired 200,000 shares on November 19, 1996, in the secondary offering discussed in Item 3 hereof. Mr. Williams (i) acquired 3,093 shares on October 3, 1996, and 2,505 shares on November 1, 1996, under the Issuer's Executive Incentive Stock Compensation Plan in lieu of cash payment of his salary, (ii) acquired 1,600 shares on October 22, 1996, in an open market purchase, and (iii) acquired beneficial ownership of a total of 2,130 shares purchased by his spouse on October 16, 1996, and November 4, 1996.

    (d)  None.

    (e)  Not applicable.

    ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Williams Partnership and CWPLCO have certain registration rights with respect to the shares of Common Stock owned by them, as set forth in the Consolidation Agreement and described in the Prospectus.

    If Mr. Williams or his affiliates at any time cease to own at least twenty percent of the outstanding voting securities of the Issuer, Banks (as defined in Exhibit 7.5) have the right to declare all amounts outstanding under the Bank Credit Facility due and payable within 120 days, all as defined and described in the Prospectus and pursuant to the Loan Agreement incorporated herein by reference as Exhibit 7.5.

    As previously discussed in Item 4 hereof, Mr. Williams and certain of the other persons identified in Item 2 hereof are eligible to receive grants of options and issuances of shares of Common Stock from the Issuer pursuant to certain stock option and compensation plans.

    CWPLCO, Mr. Williams, Mr. Latham, Mr. Riggs, and Mr. Tisdale have agreed not to sell or otherwise dispose of the shares of Common Stock held by them for a period of 180 days after the date of the Prospectus.

    ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    *7.1 - Final Prospectus dated May 19, 1993, for the public offering of 2,825,000 shares of Common Stock of Clayton Williams Energy, Inc.

    *7.2 - Consolidation Agreement dated May 13, 1993, effective as of May 26, 1993, by and among Clayton W. Williams, Jr., Clayton Williams Energy, L.L.C., Clayton Williams Partnership, Ltd., Prospectors Gas Ltd., Clajon Holding Corporation, Clajon Industrial Gas, Inc., Williams International, Inc., Warrior Gas Co., and Clayton Williams Energy, Inc. (without exhibits).

    *7.3 - 1993 Stock Compensation Plan of Clayton Williams Energy, Inc.

    *7.4 - Bonus Incentive Plan of Clayton Williams Energy, Inc.

   **7.5 - Fifth Restated Loan Agreement dated as of July 18, 1996, among Clayton Williams Energy, Inc., Warrior Gas Co., CWEI Acquisitions, Inc., Bank One, Texas, N.A., Banque Paribas and the First National Bank of Chicago, filed as an exhibit to the Issuer's June 30, 1996, Form 10-Q.

    *7.6 - Joint Filing Agreement by and among Clayton W. Williams, Jr., Clayton Williams Partnership, Ltd., and Clajon Holding Corporation dated as of June 3, 1993.

    *7.7 - Executive Incentive Stock Compensation Plan of Clayton Williams Energy, Inc.

    *7.8 - Joint Filing Agreement by and among Clayton W. Williams, Jr., Clayton Williams Partnership, Ltd., Clajon Holding Corporation and CWPLCO, Inc. dated March 24, 1995.

   **7.9 - Final Prospectus dated November 13, 1996, for the public offering of 1,250,000 shares of the Common Stock of Clayton Williams Energy, Inc., filed as the Issuer's Rule 424(b) prospectus on November 14, 1996, Registration No. 333-13441.

  **7.10 - First Amendment to 1993 Stock Compensation Plan, filed as an exhibit to the Issuer's December 31, 1995, Form 10-K.

  **7.11 - Second Amendment to 1993 Stock Compensation Plan, filed as an exhibit to the Issuer's Form S-8 Registration Statement, Registration No. 333-16675.

    7.12 - Loan Agreement dated November 19, 1996, by and between Clayton Williams Partnership, Ltd. and Bank One, Texas, N.A. (without exhibits).

------------
 *  These exhibits have been previously filed with the Original 13D as amended.

**  These exhibits incorporated by reference to the filing indicated.

SIGNATURE
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      November 26, 1996            /s/ Clayton W. Williams, Jr.
------------------------------    ---------------------------------------
Date                              Clayton W. Williams, Jr.

                                  Clayton Williams Partnership, Ltd.

                                  By:  CWPLCO, INC.
                                       General Partner


      November 26, 1996           By:   /s/ L. Paul Latham
------------------------------    ---------------------------------------
Date                              L. Paul Latham, Vice President

                                  Clajon Holding Corporation


      November 26, 1996           By:   /s/ L. Paul Latham
------------------------------    ---------------------------------------
Date                              L. Paul Latham, Vice President


                                  CWPLCO, Inc.


      November 26, 1996           By:   /s/ L. Paul Latham
------------------------------    ---------------------------------------
Date                              L. Paul Latham, Vice President